UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

32020F 10 5

(CUSIP Number)

Larry J. Brandt

First Federal Bancshares of Arkansas, Inc.

1401 Highway 62-65 North

Harrison, Arkansas 72601

(870) 741-7641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32020F105

1.	Names of Reporting Persons Larry J. Brandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,576

	8.	Shared Voting Power 344,871

	9.	Sole Dispositive Power 110,576

	10.	Shared Dispositive Power 344,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,447

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

                The securities as to which this Schedule 13D (“Schedule”) relates are the shares of common stock, $.01 par value per share (“Common Stock”), of First Federal Bancshares of Arkansas, Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 1401 Highway 62-65 North, Harrison, Arkansas  72601.

Item 2.	Identity and Background

                (a)           Larry J. Brandt (“Reporting Person”).

                (b)           The Reporting Person’s business address is the Issuer’s principal executive office, 1401 Highway 62-65 North, Harrison, Arkansas 72601

                (c)           The Reporting Person is the President and Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer.  The Issuer’s name and address are as provided in Item 1.

                (d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                (f)            The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

                The Reporting Person beneficially owns 110,576 shares of Common Stock held directly.  In addition, the amounts reflected include 32,600 shares held jointly with his children, 73,079 shares held jointly with his wife, 164,936 shares held by his wife, 29,969 shares held by a limited liability corporation of which his wife has a minority ownership interest, 37,887 shares held in the Reporting Person’s account in the Issuer’s Employees’ Savings & Profit Sharing Plan & Trust (the “Plan”), 400 shares held in the Issuer’s Management Recognition and Retention Plan (“RRP”) granted to the Reporting Person and not yet vested which may be voted by the Reporting Person and 6,000 shares held jointly by the Reporting Person’s spouse and children.  All purchases by the Reporting Person were made with personal funds.

Item 4.	Purpose of Transaction

                The Reporting Person is presently a Director and the President and Chief Executive Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer.  The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.

                The Reporting Person has been informed that in order to acquire 10% or more of the Issuer’s shares of Common Stock certain governmental approvals may be required.  Any determination to purchase additional shares of Common Stock will depend upon a number of factors, including regulatory approval, market prices, the Issuer’s prospects and alternative investments.  Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

                The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

                (a)           The Reporting Person beneficially owns 455,447 shares of Common Stock which represents approximately 9.4% of the outstanding shares of Common Stock.  At the date hereof, 4,848,385 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

                (b)           The Reporting Person has sole voting and dispositive power with respect to 110,576 shares of Common Stock.  The Reporting Person has shared voting and dispositive power with respect to 37,887 shares of Common Stock held in the Plan, 32,600 shares held jointly with his children, 73,079 shares held jointly with his wife, 164,936 shares held by his wife, 29,969 shares held by a limited liability corporation of which his wife has a minority interest, 400 shares held in the RRP and 6,000 shares held jointly by his spouse and children.

                (c)           The Reporting Person did not effect any transactions in the Issuer’s securities during the last 60 days.

                (d)           Not Applicable.

                (e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing restricted stock grants.  The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.	Material to be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2008
Date
/s/ LARRY J. BRANDT
Signature
Larry J. Brandt
Name/Title